April 28, 2017
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:	Mr. Jim B. Rosenberg
Ms. Sasha Parikh

Re: Regen BioPharma, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2016

Filed December 21, 2016

File No. 333-191725

Dear Mr. Rosenberg and Ms. Parikh

With regard to the comments of the Staff (the “Staff”) as set forth in its letter dated March 09, 2017 (the “Comment Letter”) relating to the abovementioned Exchange Act filing made by Regen Biophama, Inc. (The "Company") , this letter intends to relay supplemental information with regard to amendments to the Company’s filings.

Comment 1.

REGARDING RESTATEMENT OF FINANCIALS REGEN BIOPHARMA,INC.

In the original financial statements the Company recognized an expense for issuance of securities for less than fair value on three different types of transactions:

(a)	The sale of securities for cash
(b)	Conversions of convertible debt in accordance with the terms and conditions of said convertible debt
(c)	Settlement of nonconvertible debt through the issuance of securities

An example of each type of transaction follows and the subsequent revisions follows:

(a)	The sale of securities for cash

On May 18, 2015 the Company issued 500,000 common shares having a fair value of $112,475 for cash consideration of $15,000. The Company recognized an expense attributable to Issuance of Securities for Less than Fair Value of $97,475.

The original entries were as follows:

	Db	Cr
Cash	15000
Common Stock		500
APIC		111975
Loss on Issuance of Securities for	97475

There is nothing within the ASC which requires a company to recognize an expense attributable to Issuance of Securities for Less than Fair Value when a company issues securities for cash. The restated entries are as follows:

	Db	Cr
Cash	15000
Common Stock		500
APIC		14500

(b) The Conversions of convertible debt in accordance with the terms and conditions of said convertible debt

On 3/9/2015 a convertible noteholder converted $50,000 of principal indebtedness into 1,785,714 common shares having a fair market value of $535,714 according to the original terms of the Note. The Company recognized an expense attributable to Issuance of Securities for Less than Fair Value of $485,714.

The original entries were as follows:

	Db	Cr
Convertible Note	50000
Common Stock		179
APIC		535,535
Loss on Issuance for Less than FV	485714

The guidance provided in ASC 470-20-40-16 which requires a debtor to recognize an expense equal to the fair value of all securities transferred in excess of the fair value of securities issuable pursuant to the original conversion terms is applicable solely in the event that changes are made to conversion privileges granted at issuance for the purpose of inducing conversion. It does not apply to conversions pursuant to the original terms of the instrument. The restated entries are as follows:

	Db	Cr
Convertible Note	50000
Common Stock		179
APIC		49,821

(c ) Settlement of nonconvertible debt through the issuance of Equity Securities

On August 17, 2016 the Company issued 3,966,667 common shares with a fair value of $472,033 in satisfaction of $109,000 of principal indebtedness recognizing an expense of $363,033 related to the issuance of securities for less than Fair Value. The original terms of the debt did not provide for conversion into equity securities. ASC 470-20-40-2 dictates that a difference between the reacquisition price of debt and the net carrying amount of debt shall be recognized in income of the period of extinguishment as gains or losses. The Company feels the originally applied accounting treatment is properly in accordance with GAAP and no changes have been made to transactions of this type.

Comments 2&3

The Company has amended Item 9A of the Company’s Form 10-K/A for the years ended 2015 and 2016 as follows:

For the Fiscal Year Ended 2015:

a) Evaluation of disclosure controls and procedures.

The principal executive officer and principal financial officer have evaluated the Company’s disclosure controls and procedures as of September 30, 2015. Based on this evaluation, they have concluded that the disclosure controls and procedures were not effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. David Koos is the Company’s CEO and Todd Caven is the Company’s CFO. They function as the Company’s principal executive officer and principal financial officer respectively. These officers have concluded that our disclosure controls and procedures were not effective as of September 30, 2015, solely because of the material weakness in our internal control over financial reporting described below.

b) Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) promulgated under the Securities and Exchange Act of 1934. Rule 13a-15(f) defines internal control over financial reporting as follows:

“The term internal control over financial reporting is defined as a process designed by, or under the supervision of, the issuer's principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the financial statements.”

The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

In designing and evaluating our disclosure controls and procedures, our management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only a reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

The Company’s management assessed the effectiveness of its internal control over financial reporting as of September 30, 2015 based on the framework in 2013 Committee of Sponsoring Organizations of the Treadway Commission, or COSO, framework. Based on its assessment, management believes that, as of September 30, 2015, the Company’s internal control over financial reporting is not effective.

Management identified a material weakness in internal control over financial reporting as of September 30, 2015. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We did not design and maintain effective internal control over the accounting for issuances of equity securities of the Company for cash consideration and issuances of equity securities of the Company for conversion of convertible securities. This control deficiency resulted in the improper recognition of

$ 8,984,432 of expenses recognized during the year ended September 30, 2015 resulting from the issuance for less than fair value of common shares in satisfactions of convertible notes issued by the Company which should not have been recognized ( See Note 11 of Notes to Financial Statements.)

Remediation

Plan for Material Weakness in Internal Control over Financial Reporting

The Company’s management has begun to design and implement certain remediation measures to address the above-described material weakness and enhance the Company’s internal control over financial reporting. We will take the following actions to improve the design and operating effectiveness of our internal control in order to remediate this material weakness:

Institute an additional review of any and all issuances of capital stock to ensure the event is recognized in accordance with United States GAAP.

Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report. This exemption for smaller reporting companies provided under the temporary rules referenced above has been made permanent under Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

(c) Other than as described above, there have been no changes during the quarter ended September 30, 2015 in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

For the Fiscal Year Ended 2016:

a) Evaluation of disclosure controls and procedures.

The principal executive officer and principal financial officer have evaluated the Company’s disclosure controls and procedures as of September 30, 2016. Based on this evaluation, they have concluded that the disclosure controls and procedures were not effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. David Koos is the Company’s CEO and Todd Caven is the Company’s CFO. They function as the Company’s principal executive officer and principal financial officer respectively. These officers have concluded that our disclosure controls and procedures were not effective as of September 30, 2016, solely because of the material weakness in our internal control over financial reporting described below.

b) Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) promulgated under the Securities and Exchange Act of 1934. Rule 13a-15(f) defines internal control over financial reporting as follows:

“The term internal control over financial reporting is defined as a process designed by, or under the supervision of, the issuer's principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the financial statements.”

The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with U.S. generally accepted accounting principles. In designing and evaluating our disclosure controls and procedures, our management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only a reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

The Company’s management assessed the effectiveness of its internal control over financial reporting as of September 30, 2016 based on the framework in 2013 Committee of Sponsoring Organizations of the Treadway Commission, or COSO, framework. Based on its assessment, management believes that, as of September 30, 2016, the Company’s internal control over financial reporting is not effective.

Management identified a material weakness in internal control over financial reporting as of September 30, 2016. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We did not design and maintain effective internal control over the accounting for issuances of equity securities of the Company for cash consideration and issuances of equity securities of the Company for conversion of convertible securities. This control deficiency resulted in the improper recognition of $4,337,075 of expenses recognized during the year ended September 30, 2016 resulting from the issuance for less than fair value of securities by the Company which should not have been recognized ( See Note 14 of Notes to Financial Statements.)

Remediation

Plan for Material Weakness in Internal Control over Financial Reporting

The Company’s management has begun to design and implement certain remediation measures to address the above-described material weakness and enhance the Company’s internal control over financial reporting. We will take the following actions to improve the design and operating effectiveness of our internal control in order to remediate this material weakness:

Institute an additional review of any and all issuances of capital stock to ensure the event is recognized in accordance with United States GAAP.

Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report. This exemption for smaller reporting companies provided under the temporary rules referenced above has been made permanent under Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

(c) Other than as described above, there have been no changes during the quarter ended September 30, 2016 in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company has also made similar disclosures in amended filings for the following periods.

Quarter ended March 31, 2015

Quarter ended June 30, 2015

Quarter ended December 31, 2015

Quarter ended March 31, 2016

Quarter ended June 30, 2016

Quarter ended December 31, 2016

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities and Exchange Act of 1934. If, at any time, you have any further questions, please let us know.

Sincerely,

David R. Koos
Chairman & CEO